CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

July 26, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:
China Yida Holding, Co.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed June 14, 2012
and Documents Incorporated by Reference
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 11, 2012
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities and Exchange Commission dated June 14, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

Our Variable Interest Entity Agreements, page 3

1.
We note your disclosure on page 2 that Fujian Jiaoguang has no material business operations and your disclosure on page 3 that “[a]ll the assets and revenue of Fujian Jiaoguang have been transferred to Fuyu, our wholly owned subsidiary, on July 31, 2011 pursuant to an agreement by and among Fujian Jiaoguang, Fuyu and Fujian Xinhengji Advertisement Co., Ltd.” However, on page F-8 you report $12,091,197 of total current assets and $10,011,732 of total current liabilities for Fujian Jiaoguang as of December 31, 2011. Please explain why Fujian Jiaoguang has significant assets and liabilities if it does not have any operations. In addition, disclose the nature of the intercompany receivables and payables identified on page F-8. Identify and quantify to whom and from whom these amounts are owed and why.

Response:
Fujian Jiaoguang has no material business operations although it has significant assets and liabilities. Fujian Jiaoguang is functioned to maintain intercompany bank accounts only. The nature of the intercompany receivables and payables is to maintain the good relationship with local banks. The bank account is activating by intercompany transactions only.

Intercompany Receivables		Intercompany Payables
Fujian Jintai	$12,018,678	Yida Travel	$298,330
Fenyi Yida	$71,778	Fuyu	$6,494,160
		Fujian Yida	$2,216,697
Total	$12,090,456	Total	$9,009,187

Yunding Park, page 6

2.
We note your response to comment 3 from our letter dated April 24, 2012. Please expand your disclosure to clarify whether there are any contractual arrangements indicating that Fujian Yida should receive the revenues from Yunding Park ticket sales despite the fact that Hong Kong Yi Tat is the party to the Cooperative Agreement with the local government.

Response:
There is no contractual arrangement indicating that Fujian Yida should receive the revenue from Yunding Park ticket sales. Hong Kong Yi Tat incorporated Fujian Yida for the actual business operation and to receive revenues from the ticket sales.

Yang-Sheng Paradise, page 9

3.
We note your response to comment 6 from our letter dated April 24, 2012. Exhibit 10.22 was not re-filed with your amended 10-K. Please file this exhibit with your next amendment and clarify whether and, if applicable, when the parties amended the contract to reflect the summary you provided in your response.

Response:
Please note that Exhibit 10.22 was filed with the last 10-K amendment which was filed on June 4, 2012. See link to:
http://www.sec.gov/Archives/edgar/data/1091325/000121390012003124/f10k2011a1ex10xxii_yida.htm.
There is no amended contract entered into between the parties. The exhibit and the summary merely amended the error and reflected the correct translation.

Properties, page 27

4.
We note your response to comments 12 and 13 from our letter dated April 24, 2012. Please consider including a chart clearly stating the relevant management and land use rights for each tourist destination. This revised disclosure should clearly distinguish between the company’s existing and prospective rights.

Response:	We have revised our disclosure to provide a chart stating the relevant management right and land use right for each tourist destination.

5.
We note your response to comment 13 from our letter dated April 24, 2012. Please quantify the advance payments Fenyi Yida made to the local farmers and include management’s expectation for when it will be reimbursed for such land expenditure by the Fenyi government.

Response:
We have revised the disclosure on page 27 to provide that the advance payment Fenyi Yida made to the local farmers was $380,000 and the Company expects the local government will reimburse the prepayment by December 31, 2012.

6.
We note your response to comment 14 from our letter dated April 24, 2012. Please expand your disclosure to explain how you will be entitled to the profits generated from the construction of the sites for which you do not have land use rights.

Response:	We have clarified that the management rights entitle us the right to develop the project and to receive any profits generated from the construction on page 27.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

7.
We note your response to comment 4 from our letter dated April 24, 2012 you’re your revised disclosure on page 7. Please include your revised disclosure in management’s discussion and analysis as well. In this regard, provide similar quantified disclosure in your discussion of tourism revenues for each tourist destination so that it is clear the extent to which increases or decreases in revenues are attributable to changes in the number of tourists visiting each tourist destination versus changes in entrance and other fees.

Response:	We have revised our disclosure on page 31 to provide similar analysis regarding the increases or decreases in revenues of each site

Item 9A. Controls and Procedures, page 38

8.
We note your response to comment 24 from our letter dated April 24, 2012. As previously requested, amend your Form 10-K to disclose that your internal controls over financial reporting are not effective. Describe within the revised disclosure your accounting department’s limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.

Response:
On page 38 and 39, we have revised our disclosure to disclose that our internal controls over financial reporting are not effective. We have also revised our disclosure to disclose the accounting department’s limited knowledge of U.S. GAAP and have included ways we will remediate the material weakness in the future.

9.
We note your response to comment 25 from our letter dated April 24, 2012. As previously requested, please amend your Form 10-K to disclose the recommendations and how you are addressing such recommendations.

Response:
On page 38 and 39, we have revised the Controls and Procedures to state that we have concluded that our internal controls over financial reporting are not effective. We have also disclosed the ways which we will try to remedy the material weakness.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

10.	To the extent that comments on your 2011 Form 10-K apply to disclosure in your Form 10-Q, please revise your Form 10-Q to address the applicable comments.

Response:	We have revised our Form 10-Q, mainly in Item 2 Management Discussion and Analysis section, to address the applicable comments on our 2011 Form 10-K.

Note 7. Intangible Assets, Net

Land use right, page 12

11.	We note your reference to additional land use rights agreements. Please file each of these agreements as exhibits in an amendment to your Form 10-Q.

Response:	We do not have land use rights agreements. We have corrected the disclosure to provide that we obtained five land use rights certificates in November 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Net Revenue, page 26

12.
We note your statement that since you have no control over the frequency of program broadcasting of your Journey through China on the Train programs, there is “substantial instability” in your railway media revenue. Please clarify your disclosure to state, if true, that the instability of your railway media revenue results from advertisers being concerned about your lack of control over the frequency of program broadcasting and therefore purchasing fewer advertising spots from you. If this is not an accurate statement, please revise your disclosure to clarify the cause of the instability of such revenue.

Response:
It is an accurate statement and we have revised our disclosure to clarify that the advertisers were concerned about our lack of control over the frequency of program broadcasting and therefore purchased fewer advertising spots from us which resulted in the decrease of revenue from railway media broadcast.

Liquidity and Capital Resources, page 27

13.	We note that the company has obtained an additional loan from China Minsheng Banking Corp, Ltd. Please file this loan agreement as an exhibit in an amendment to your Form 10-Q.

Response:	We have filed this loan agreement as Exhibit 10.1 in the amendment to the Form 10-Q.

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA YIDA HOLDING, CO.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Chief Executive Officer